FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL CONTINUES TO EVALUATE NEW INVESTMENT OPPORTUNITIES IN THE REGION

Istanbul, Turkey: November 16, 2006 – Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), (Istanbul: TCELL, NYSE: TKC), announced today, in response to recent media reports, that it confirms that as part of its efforts to selectively seek and evaluate new international investment opportunities, it is investigating, among others, the possibility of a purchase of TIM Hellas Telecommunications S.A., the Greek GSM mobile operator. No decision to make an offer to purchase this company has been taken. Turkcell would require a Board decision to make such an offer. Turkcell does not intend to make any further comments or announcements until and unless there is a Board decision to make such an offer.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 30.8 million post-paid and pre-paid customers as of September 30, 2006 operating in a three player market with a market share of approximately 62% as of March 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 537 operators in 193 countries as of November 10, 2006. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$3,497million net revenue for the nine months as of September 30, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For additional information, please contact:

Contact:

Turkcell:

Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media: Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

FOR IMMEDIATE RELEASE

APPOINTMENT OF CHIEF EXECUTIVE OFFICER AT TURKCELL

Istanbul, Turkey: November 29, 2006 – Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), (Istanbul: TCELL, NYSE: TKC), announced today, the Board of Directors of the Company convened on 29 November 2006 within the framework of Article 330/2 of the Turkish Commercial Code and the following was resolved with the unanimity of the votes;

Süreyya Ciliv will be appointed as our Company’s Chief Executive Officer effective January 9, 2007.

Mr. Ciliv has extensive international experience in general management, marketing and sales for multinational, fast growing, high technology businesses.

Mr.Ciliv comes to Turkcell from Microsoft headquarters in Redmond, WA, USA where he has held executive positions in the Microsoft Worldwide Sales, Marketing and Services Group between 2000 to present. Most recently he was the General Manager of Worldwide Field Readiness Strategy & Systems.

Between 1997-2000 Mr. Ciliv was the Country General Manager for Microsoft Turkey based in Istanbul Turkey. Mr. Ciliv has co-founded Novasoft Systems Inc. in Boston, USA and held positions as CEO as well as Chairman of the Board between 1987 and 1997.

Süreyya Ciliv has received his MBA degree from Harvard Business School in Boston, USA in 1983. Süreyya also holds Computer Engineering and Industrial & Operational Engineering degrees from University of Michigan where he has graduated with honors. Ciliv is married with two children.

www.turkcell.com.tr

About Turkcell
Turkcell is the leading GSM operator in Turkey with 30.8 million post-paid and pre-paid customers as of September 30, 2006 operating in a three player market with a market share of approximately 62% as of March 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 537 operators in 193 countries as of November 10, 2006. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$3,497million net revenue for the nine months as of September 30, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 7.46% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 23.39% is free float.

For additional information, please contact:

Contact:

Turkcell:

Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media: Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

TURKCELL BoD DECISIONS DATED NOVEMBER 29, 2006

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

On November 29, 2006, Turkcell Board of Directors decided that the Company shall make an offer at the tender held by the shareholders of a mobile operator in Greece, namely; Tim Hellas, in order to sell all of its shares.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Serkan Okandan	Koray Ozturkler
Chief Financial Officer	Investor Relations
29.11.2006, 17:00	29.11.2006, 17:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 7, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 7, 2006	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer